UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

JIADE LIMITED

(Name of Issuer)

Ordinary shares, par value $0.01 per share

(Title of Class of Securities)

G7396L103

(CUSIP Number)

May 31, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7396L103	Page 1 of 6

1.	Names of Reporting Persons WISMASS INTERNATIONAL HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,835,471*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,835,471*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,471*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by WISMASS INTERNATIONAL HOLDINGS LIMITED as of May 31, 2024.

**	Percentage of class is calculated based on 24,385,471 ordinary shares outstanding as of May 31, 2024, which information was provided by the Issuer to the Reporting Persons on May 31, 2024.

CUSIP No. G7396L103	Page 2 of 6

1.	Names of Reporting Persons Ka Fai Koly Chan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,835,471*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,835,471*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,471*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by Ka Fai Koly Chan through WISMASS INTERNATIONAL HOLDINGS LIMITED as of May 31, 2024.

**	Percentage of class is calculated based on 24,385,471 ordinary shares outstanding as of May 31, 2024, which information was provided by the Issuer to the Reporting Persons on May 31, 2024.

CUSIP No. G7396L103	Page 3 of 6

ITEM 1.

(a) Name of Issuer: JIADE LIMITED

(b) Address of Issuer’s Principal Executive Offices: Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China.

ITEM 2.

2(a) Name of Person Filing:

WISMASS INTERNATIONAL HOLDINGS LIMITED

Ka Fai Koly Chan

The shares reported herein are directly held by WISMASS INTERNATIONAL HOLDINGS LIMITED. Ka Fai Koly Chan is the sole shareholder of WISMASS INTERNATIONAL HOLDINGS LIMITED, who acquired 100% the equity interests in WISMASS INTERNATIONAL HOLDINGS LIMITED from its original sole shareholder Suetmui Lee on May 31, 2024. Accordingly, Ka Fai Koly Chan may be deemed to indirectly beneficially own the securities of the Issuer held by WISMASS INTERNATIONAL HOLDINGS LIMITED.

2(b) Address of Principal Business Office, or if None, Residence:

Address of WISMASS INTERNATIONAL HOLDINGS LIMITED: Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Ka Fai Koly Chan: 3A, Lung Cheung Villa, No. 57, Beacon Hill Road, Kowloon, Hong Kong.

2(c) Citizenship:

WISMASS INTERNATIONAL HOLDINGS LIMITED: British Virgin Islands

Ka Fai Koly Chan: Hong Kong.

2(d) Title of Class of Securities:

Ordinary shares, par value $0.01 per share

2(e) CUSIP Number:

G7396L103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G7396L103	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G7396L103	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

By:	/s/ Ka Fai Koly Chan
Name:	Ka Fai Koly Chan

WISMASS INTERNATIONAL HOLDINGS LIMITED:

By:	/s/ Ka Fai Koly Chan
Name:	Ka Fai Koly Chan
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G7396L103	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement